CF Acquisition Corp. V
110 East 59th Street
New York, NY 10022

January 27, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C., 20549
Attention: Todd K. Schiffman

Re:	CF Acquisition Corp. V
Registration Statement on Form S-1
Filed January 8, 2021, as amended
File No. 333- 1030340

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CF Acquisition Corp. V hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, January 28, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller LLP